02035887

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2002

PE 5-1-02

Unibail
(Translation of registrant's name into English)

5 Boulevard Malesherbes
75802 Paris cedex 08, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

INFORMATION FILED WITH THIS REPORT

BALO publication

Enclosed herewith as Exhibit 1 is a copy of the registrant's BALO publication dated May 1st, 2002.

Exhibit Number	Description
1	BALO (Bulletin des Annonces Légales) publication dated May 1st, 2002 (First Quarter 2002 gross revenues)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIBAIL

Dated: May 13, 2002

By: ______________________
Name: Bernard Fournier-Airaud
Title: Head of Accounting Services

EXHIBIT INDEX

Exhibit Number	Description
1	BALO (Bulletin des Annonces Légales) publication dated May 1st, 2002 (First Quarter 2002 gross revenues)

Exhibit 1

UNIBAIL

Société anonyme au capital de € 234 492 340
Siège social : 5 boulevard Malesherbes - 75802 Paris Cedex 08
RCS PARIS B 682 024 096 - APE : 652A

TOTAL GROSS REVENUES 1st quarter 2002 vs 1st quarter 2001
Excl taxes - in Euros million

1°) GROUP CONSOLIDATED FIGURES :	1st quarter 2002	1st quarter 2001	Change %
PROPERTY INVESTMENT			
OFFICE			
First quarter	62.9	43.0	
	62.9	**43.0**	46.2
SHOPPING CENTERS			
First quarter	36.8	34.5	
	36.8	**34.5**	6.6
CONVENTION AND EXHIBITION CENTERS			
First quarter	30.3	27.6	
	30.3	**27.6**	9.8
OTHER ACTIVITIES			
PROPERTY SERVICES			
First quarter	34.4	32.9	
	34.4	**32.9**	4.5
FINANCE LEASING (Net income)			
First quarter	2.0	3.2	
	2.0	**3.2**	-38.3
MISCELLEANOUS REVENUES			
First quarter	0.4	0.7	
	0.4	**0.7**	-44.0
Total	**166.7**	**141.9**	17.5

2°) THE PARENT COMPANY :	1st quarter 2002	1st quarter 2001	Change %
PROPERTY INVESTMENT			
First quarter	11.4	9.3	
	11.4	**9.3**	22.4
FINANCE LEASING (Net income)			
First quarter	9.1	12.2	
	9.1	**12.2**	-24.8
PROPERTY SERVICES			
First quarter	0.1	0.0	
	0.1	**0.0**	184.2
FINANCIAL REVENUES			
First quarter	24.4	29.7	
	24.4	**29.7**	-18.0
Total	**45.0**	**51.2**	-12.1